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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       Miravant Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69329P103
             -------------------------------------------------------
                                 (CUSIP Number)

                               Richard T. Collier
                                 General Counsel
                            Pharmacia & Upjohn, Inc.
                               95 Corporate Drive
                            Bridgewater, NJ 08807 USA
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 1, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP No.      69329P103                           Page   2   of   20   Pages
          ----------------------                       ------    ------
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                         The Pharmacia & Upjohn Company
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                              |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
NUMBER OF           7    SOLE VOTING POWER
SHARES                             125,001
BENEFICIALLY       -------------------------------------------------------------
OWNED BY            8    SHARED VOTING POWER
EACH                                 -0-
REPORTING          -------------------------------------------------------------
PERSON              9    SOLE DISPOSITIVE POWER
WITH                               125,001
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   125,001
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  0.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                  CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP No.      69329P103                           Page   3   of   20   Pages
          ----------------------                       ------    ------
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                         Pharmacia & Upjohn S.p.A.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                              |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Italy
--------------------------------------------------------------------------------
NUMBER OF           7    SOLE VOTING POWER
SHARES                             600,000
BENEFICIALLY       -------------------------------------------------------------
OWNED BY            8    SHARED VOTING POWER
EACH                                 -0-
REPORTING          -------------------------------------------------------------
PERSON              9    SOLE DISPOSITIVE POWER
WITH                               600,000
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   600,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  3.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                  CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP No.      69329P103                           Page   4   of   20   Pages
          ----------------------                       ------    ------
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                         Pharmacia & Upjohn AB
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                              |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Sweden
--------------------------------------------------------------------------------
NUMBER OF           7    SOLE VOTING POWER
SHARES                             600,000
BENEFICIALLY       -------------------------------------------------------------
OWNED BY            8    SHARED VOTING POWER
EACH                                 -0-
REPORTING          -------------------------------------------------------------
PERSON              9    SOLE DISPOSITIVE POWER
WITH                               600,000
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   600,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  3.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                  CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP No.      69329P103                           Page   5   of   20   Pages
          ----------------------                       ------    ------
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                         Pharmacia & Upjohn International N.V.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                              |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Netherlands
--------------------------------------------------------------------------------
NUMBER OF           7    SOLE VOTING POWER
SHARES                             600,000
BENEFICIALLY       -------------------------------------------------------------
OWNED BY            8    SHARED VOTING POWER
EACH                                 -0-
REPORTING          -------------------------------------------------------------
PERSON              9    SOLE DISPOSITIVE POWER
WITH                               600,000
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   600,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  3.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                  OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP No.      69329P103                           Page   6   of   20   Pages
          ----------------------                       ------    ------
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                         Pharmacia & Upjohn, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                              |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
NUMBER OF           7    SOLE VOTING POWER
SHARES                             725,001
BENEFICIALLY       -------------------------------------------------------------
OWNED BY            8    SHARED VOTING POWER
EACH                                 -0-
REPORTING          -------------------------------------------------------------
PERSON              9    SOLE DISPOSITIVE POWER
WITH                               725,001
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   725,001
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                  CO, HC
--------------------------------------------------------------------------------

CUSIP Number: 69329P103                                            Page 7 of 20



         Pharmacia & Upjohn AB (formerly Pharmacia AB), a Swedish corporation ("P&U AB"), Pharmacia & Upjohn S.p.A. (formerly Pharmacia S.p.A.), an Italian corporation ("P&U S.p.A." and, together with P&U AB, the "Original Reporting Persons") The Pharmacia & Upjohn Company, a Delaware corporation ("P&U Co."), Pharmacia & Upjohn International N.V., a "check the box" entity incorporated in the Netherlands ("P&U NV") and Pharmacia & Upjohn, Inc. ("P&U Inc.", and together with P&U AB, P&U Co., P&U BV and P&U S.p.A., the "Reporting Persons") hereby amend the reports on Schedule 13D for each of the Original Reporting Persons, each dated July 7, 1995 (the "Original Schedule 13Ds"), filed by the Original Reporting Persons with respect to shares of Common Stock, par value $.01 per share (the "Shares"), of Miravant Medical Technologies, Inc. (formerly PDT, Inc.), a Delaware corporation ("Miravant") beneficially owned by them. As the Original Schedule 13Ds were originally filed in paper format, this amendment restates and amends the entire text of the Original Schedule 13Ds pursuant to Rule 13d-2(e) of the General Rules and Regulations under the Securities Exchange Act of 1934.

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Amendment to the Original
Schedule 13Ds relate is the Shares of Miravant. The principal executive office of Miravant is located at 7408 Hollister Avenue, Santa Barbara, California 93117.

ITEM 2.  IDENTITY AND BACKGROUND

         The principal business address of P&U S.p.A. is Pharmacia & Upjohn S.p.A., via Robert Koch 1.2, 75017 Milan, Italy. The principal business address of P&U AB is Pharmacia & Upjohn AB, S-171 97 Stockholm, Sweden. The principal business address of P&U NV is Pharmacia & Upjohn International N.V., Houttuinlaan 4, NL - 3447 GM Woerden, The Netherlands. The principal business address of both P&U Inc. and P&U Co. is Pharmacia & Upjohn, Inc., 95 Corporate Drive, Bridgewater, New Jersey 08807.

         P&U S.p.A. is an Italian corporation and a subsidiary of P&U AB, a Swedish corporation, which, in turn, is a wholly owned subsidiary of P&U NV, a "check the box" entity incorporated in The Netherlands. P&U NV and P&U Co. are wholly owned subsidiaries of P&U Inc., a Delaware corporation. P&U Co. is the successor to Pharmacia, Inc., a Minnesota corporation and a former wholly owned subsidiary of P&U AB. The principal business

CUSIP Number: 69329P103                                            Page 8 of 20



of each of the Reporting Persons is the development, production, marketing and sale of pharmaceutical products.

         The name, residence or business address, present principal occupation or employment, and the citizenship of each of each director and executive officer of (i) P&U S.p.A. is set forth in Schedule I hereto and incorporated herein by reference, (ii) P&U Co. is set forth in Schedule II hereto and incorporated herein by reference, (iii) P&U Inc. is set forth in Schedule III hereto and incorporated herein by reference.

         None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I, II or III has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedules I, II and III which are incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In 1994, Pharmacia, Inc., a former wholly owned subsidiary of P&U AB as to which P&U Co. is the successor by merger, purchased 83,334 Shares of Miravant and was granted a warrant to purchase an additional 41,667 Shares (the "Warrant") for $1,000,008, the source of which funds was working capital. The Warrant issued to Pharmacia, Inc. was not exercised and has expired.

         In 1995, P&U S.p.A. purchased 400,000 Shares of Miravant for $12,000,000, the source of which funds was working capital.

         In 1995, pursuant to a 3 for 2 stock split, the holdings of Pharmacia, Inc. were adjusted to

CUSIP Number: 69329P103                                            Page 9 of 20



125,001 Shares and the holdings of P&U S.p.A. were adjusted to 600,000 Shares.

         The Reporting Persons have not sold any Shares of Miravant.

         None of the persons listed on Schedule I, II or III hereto has contributed any funds or other consideration towards the purchase of the Shares of Miravant reported in this statement.

ITEM 4.  PURPOSE OF TRANSACTION

         The Shares of Miravant described by this Schedule 13D were acquired for investment purposes. Other than as set forth herein, the Reporting Persons do not have plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D.

         Pursuant to the Stock Purchase Agreement set forth as Exhibit A to this
Schedule 13D, Pharmacia S.p.A. and its affiliates are prohibited through July 7, 2000 from directly or indirectly acquiring, or agreeing, offering, seeking or proposing to acquire any securities issued by Miravant without the prior written consent of Miravant, except that Pharmacia S.p.A. and its affiliates may purchase securities of Miravant in ordinary brokerage or trading transactions by a securities broker or dealer or purchases by an institutional investor solely for investment purposes aggregating less than 5% of Miravant's outstanding voting securities or less than 10% of any class of Miravant's outstanding non-voting securities.

         Representatives of the Reporting Persons have indicated to Miravant their willingness to consider recommending that the Reporting Persons enter into a transaction having terms consistent with those set forth in the P&U Proposed Term Sheet set forth as Exhibit D to this Schedule 13D, which is incorporated herein by reference (the "P&U Proposed Term Sheet"). The P&U Proposed Term Sheet contemplates, among other things, the acquisition by one or more of the Reporting Persons of additional securities of Miravant. Miravant has supplied representatives of the Reporting Persons with the Miravant Proposed Term Sheet set forth as Exhibit E to this Schedule 13D, which is incorporated herein by reference (the "Miravant Proposed Term Sheet"). Discussions concerning a transaction of the type contemplated by the P&U Proposed Term Sheet and the Miravant Proposed Term Sheet are at a highly preliminary stage. No assurances can be given concerning whether any of the Reporting Persons or Miravant will find such a transaction to be consistent with its respective objectives and the Reporting Persons, on the one hand, and Miravant, on the other hand, have made substantive modifications to the indications of interest represented by the P&U Proposed Term Sheet and the Miravant Proposed Term Sheet, respectively.

CUSIP Number: 69329P103                                           Page 10 of 20



Any of the Reporting Persons or Miravant may cease to consider such a transaction at any time and for any or no reason, each in their sole discretion. The P&U Proposed Term Sheet and the Miravant Proposed Term Sheet are not legally binding agreements and they impose no obligation on any of the Reporting Persons or Miravant to continue discussions. No assurances can be given concerning (i) whether additional discussions between the Reporting Persons and Miravant will occur, (ii) whether the Reporting Persons and Miravant will reach any agreement providing for a transaction, (iii) whether and to what extent any such transaction will relate to or result in any of the events described by Items 4(a) through 4(j) of Schedule 13D, or (iv) whether any such transaction will be consummated.

         On or prior to October 31, 1998, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares because of the issuance of additional Shares of Miravant by Miravant. Accordingly, the statements contained in this Schedule 13D will not be amended or updated unless and until such time as the Reporting Persons and their affiliates become the beneficial owners of more than five percent of the Shares of Miravant. See
Item 5.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The percentage interest held by each Reporting Person presented below is based on the number of Shares of Miravant reported to be outstanding as of October 31, 1998 in Miravant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "Outstanding Shares").

         P&U Co., as successor to Pharmacia, Inc., beneficially owns 125,001 shares, representing approximately 0.8% of the Outstanding Shares.

         P&U S.p.A. beneficially owns 600,000 Shares of Miravant, representing approximately 3.7% of the Outstanding Shares.

         P&U AB may be deemed to beneficially own 600,000 Shares of Miravant, representing approximately 3.7% of the Outstanding Shares.

CUSIP Number: 69329P103                                           Page 11 of 20



         P&U NV may be deemed to beneficially own 600,000 Shares of Miravant, representing approximately 3.7% of the Outstanding Shares.

         P&U Inc. may be deemed to beneficially own 725,001 Shares, representing approximately 4.5% of the Outstanding Shares.

         None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed in Schedules I, II and III hereto beneficially owns any Shares of Miravant other than as set forth herein.

         (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 6 above.

         (c) None of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I, II or III hereto, has been party to any transaction in Shares of Miravant during the past sixty days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of Shares of Miravant.

         (e) Based on the number of Shares reported outstanding in Miravant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Shares of Miravant on or prior to October 31, 1998. Accordingly, the statements contained in this Schedule 13D will not be amended or updated unless and until such time as the Reporting Persons and their affiliates become the beneficial owners of more than five percent of the Shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between the Reporting Persons (or their wholly owned subsidiaries) and other persons with respect to the Shares of Miravant aside from the following:

CUSIP Number: 69329P103                                           Page 12 of 20



     (a) Stock Purchase Agreement, dated as of July 7, 1995, by and between PDT, Inc. and Pharmacia S.p.A. (the "Stock Purchase Agreement") under which P&U S.p.A.: (i) received rights to initiate registration of the non-registered Shares of Miravant which are held by P&U S.p.A.; (ii) received rights to participate in certain registrations initiated by Miravant or other shareholders of Miravant; and (iii) agreed not to transfer the 400,000 Shares which P&U S.p.A. received on July 7, 1994 for one year unless certain conditions are met.

     (b) PDT, Inc. $10,000,000 Common Stock and Warrants Offering Investment Agreement, dated as of August 31, 1994, by and between PDT and Pharmacia, Inc., under which Pharmacia, Inc. received the right to initiate registration of the non-registered Shares of PDT which are held by Pharmacia, Inc. and to participate in certain registrations initiated by PDT and/or other shareholders of PDT (the "1994 Stock Purchase Agreement").

     (c) PDT Warrant, dated as of August 31, 1994, in which Pharmacia, Inc. was granted a warrant to purchase up to 41,667 Shares (pre-split) of PDT for the price of $12.00 per share (pre-split) (the "Warrant").

         The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, the 1994 Stock Purchase Agreement, and the Warrant which were filed as exhibits to the Original Schedule 13Ds, each of which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.         Exhibit Description
-----------         -------------------
A                   Stock Purchase Agreement, dated as of July 7, 1995, by and between PDT and Pharmacia S.p.A. (incorporated by reference from Exhibit B to the report on Schedule 13D, dated July 7, 1995, filed by P&U AB with respect to Shares of Miravant)

CUSIP Number: 69329P103                                           Page 13 of 20




B PDT, Inc. $10,000,000 Common Stock and Warrants Offering Investment Agreement, dated as of August 31, 1994, by and between PDT and Pharmacia, Inc.(incorporated by reference from Exhibit B to the report on Schedule 13D, dated July 7, 1995, filed by P&U S.p.A. with respect to Shares of Miravant)

C PDT Warrant, dated as of August 31, 1994, in which Pharmacia, Inc. was granted a warrant to purchase up to 41,667 Shares (pre-split) of PDT for the price of $12.00 per share (pre-split).(incorporated by reference from Exhibit C to the report on Schedule 13D, dated July 7, 1995, filed by P&U S.p.A. with respect to Shares of Miravant)

D                   P&U Proposed Term Sheet

E                   Miravant Proposed Term Sheet

F                   Joint Filing Agreement

CUSIP Number: 69329P103                                           Page 14 of 20



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 1998

                                   THE PHARMACIA & UPJOHN COMPANY


                                   By:  /s/ Don  W. Schmitz
                                      ------------------------------------------
                                        Title: Secretary



                                   PHARMACIA & UPJOHN S.p.A.


                                   By:  /s/ Robert J. Little
                                      ------------------------------------------
                                        Title: Managing Director



                                   PHARMACIA & UPJOHN AB


                                   By:  /s/ Goran A. Ando
                                      ------------------------------------------
                                        Title: Executive Vice President



                                   PHARMACIA & UPJOHN INTERNATIONAL N.V.


                                   By:  /s/ Wim Kuiper
                                      ------------------------------------------
                                        Title: Director



                                   PHARMACIA & UPJOHN, INC.


                                   By:  /s/ Don  W. Schmitz
                                      ------------------------------------------
                                        Title: Secretary

CUSIP Number: 69329P103                                           Page 15 of 20



                                   SCHEDULE I

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn
S.p.A.:


Board of Directors
------------------

Maurizio Premoli
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan Italy
Citizenship:  Italy

Francesco Radaelli
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan Italy
Citizenship:  Italy

Emanuele Barie
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan Italy
Citizenship:  Italy


Executive Officers
------------------

Toni Weitzberg
President
Pharmacia & Upjohn AB
Lindhagensatan 133
S-112 87 Stockholm  Sweden
Citizenship:  Sweden

Robert J. Little
Managing Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan Italy
Citizenship:  United States

CUSIP Number: 69329P103                                           Page 16 of 20



                                   SCHEDULE II

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of The Pharmacia & Upjohn
Company:


Board of Directors
------------------

Fred Hassan
President and CEO
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Richard T. Collier
Senior Vice President and General Counsel
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States


Executive Officers
------------------

Fred Hassan
President and CEO
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Goran A. Ando, M.D.
Executive Vice President
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship: Sweden

CUSIP Number: 69329P103                                           Page 17 of 20



Richard T. Collier
Senior Vice President and Assistant Secretary
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Timothy G. Rothwell
Executive Vice President
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Christopher J. Coughlin
Executive Vice President
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Robert G. Thompson
Senior Vice President and Controller
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

CUSIP Number: 69329P103                                           Page 18 of 20



                                  SCHEDULE III

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn, Inc.:


Board of Directors:
-------------------

Gustaf Douglas
Chairman, Investment AB Latour
Biblioteksgatan 12
S-103 88 Stockholm, Sweden
Citizenship: Sweden

Fred Hassan
President and CEO, Pharmacia & Upjohn, Inc.
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Olof Lund
Chairman, Enator AB
Lojtnantsgatan 21
S-115 93 Stockholm Sweden
Citizenship:  Sweden

C. Steven McMillan
President and COO, Sara Lee Corporation
Suite 4600
Three First National Plaza
70 W. Madison
Chicago, IL  60602
Citizenship: United States

Richard H. Brown
CEO, Cable & Wireless plc
124 Theobalds Road
London, England  WC1X8RX
Citizenship: United States





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CUSIP Number: 69329P103                                           Page 19 of 20



M. Kathryn Eickhoff
President, Eickhoff Economics
Suite 400
510 LaGuardia Place
New York, NY  10012
Citizenship:  United States

R.L. Berthold Lindqvist
President & CEO, Gambro AB
Magistratsvagen 16
S-220 10 Lund Sweden
Citizenship: Sweden

Bengt I. Samuelsson
Professor, Karolinska Institutet
Scheele Laboratory
Department of Medicine Biochemistry & Biophysics
Doktorsringen 9, A3
S-171 77 Stockholm, Sweden
Citizenship: Sweden

Frank C. Carlucci
Chairman, The Carlyle Group
Suite 220S
1001 Pennsylvania Avenue, N.W.
Washington, DC  20004-2505
Citizenship:  United States

J. Soren Gyll - Chairman
Chairman of the Board of Directors, Pharmacia & Upjohn, Inc.
AB Volvo
Kungstradgarden
S-103 95 Stockholm Sweden
Citizenship:  Sweden

William U. Parfet
Co-Chairman, MPI Research
54943 N. Main Street
Mattawan, MI  49071
Citizenship:  United States

Ulla B. Reinius
President, Finansfakta R. AB
Sibyllegatam 5
S-I14 51 Stockholm Sweden
Citizenship:  Sweden





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CUSIP Number: 69329P103                                          Page 20 of 20


Executive Officers:
-------------------

Fred Hassan
President and CEO
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Goran A. Ando, M.D.
Executive Vice President and President, Research and Development
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship: Sweden

Richard T. Collier
Senior Vice President and General Counsel
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Timothy G. Rothwell
Executive Vice President and President, Pharmaceutical Operations
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Robert G. Thompson
Senior Vice President and Chief Accounting Officer
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

                                 EXHIBIT INDEX


Exhibit No.         Exhibit Description
-----------         -------------------
10.1                Stock Purchase Agreement, dated as of July 7, 1995, by and between PDT and Pharmacia S.p.A. (incorporated by reference from Exhibit B to the report on Schedule 13D, dated July 7, 1995, filed by P&U AB with respect to Shares of Miravant)

10.2 PDT, Inc. $10,000,000 Common Stock and Warrants Offering Investment Agreement, dated as of August 31, 1994, by and between PDT and Pharmacia, Inc.(incorporated by reference from Exhibit B to the report on Schedule 13D, dated July 7, 1995, filed by P&U S.p.A. with respect to Shares of Miravant)

10.3 PDT Warrant, dated as of August 31, 1994, in which Pharmacia, Inc. was granted a warrant to purchase up to 41,667 Shares (pre-split) of PDT for the price of $12.00 per share (pre-split).(incorporated by reference from Exhibit C to the report on Schedule 13D, dated July 7, 1995, filed by P&U S.p.A. with respect to Shares of Miravant)

99.1                P&U Proposed Term Sheet

99.2                Miravant Proposed Term Sheet

99.3                Joint Filing Agreement